June 22, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Auxilium Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 13, 2007
File No. 000-50855

Dear Mr. Rosenberg:

We are providing this letter in response to the comments of the staff contained in your June 5, 2007 letter to me. In this letter, we sometimes refer to our company as “Auxillium” or the “Company.” Set forth below are the staff’s comments and the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates, page 66

Revenue Recognition, page 67

1.	We acknowledge your revenue recognition policy as noted herein and within your “Significant Accounting Policies” in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, cash discounts and coupons, could be defined and improved. Please provide us with the information that follows in a disclosure-type format.

a.)	Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than those you used to arrive at each accrual; for example, disclose a range of reasonably likely amounts or another type of sensitivity analysis.

Company Response

The Company records sales of Testim net of the following allowances: (a) prompt payment discounts, (b) fees to wholesalers based on shipment activity under the terms of wholesaler service agreements, (c) product returns, (d) managed care contract rebates and government health plan charge backs, and (e) product coupons. The table below provides the balances of accruals relating to each of these allowances as of December 31, 2006 and 2005.

	December 31,
	2006	2005
	(in $ thousand)
Accounts Receivable Reserves:
Prompt Payment Discounts	$140	$93
Government Health Plan Charge-backs		38

Subtotal	140	131

Accrued Liabilities:
Wholesaler Service Agreements	1,118	276
Product Returns	1,131
Managed Care Contract Rebates	3,240	1,702
Product Coupons	253	236

Subtotal	5,742	2,214

Total	$5,882	$2,345

The nature of each of these allowances, the methodology the Company uses to determine the reserve accrual with respect to each allowance, and considerations relating to use of other reasonably likely assumptions are described below:

a)	Prompt payment discounts are offered to all wholesalers in return for payment within 30 days following the invoice date. Based on historical experience, which indicates that virtually all wholesaler payments reflect a deduction for prompt payment discounts, the Company records sales net of the discount amount. The Company adjusts the reserve at the end of each reporting period to approximate the percentage discount applicable to the outstanding gross accounts receivable balances. Based on the foregoing considerations, the Company does not believe that any other assumption relating to prompt payment discounts would be reasonable.

b)	Under contractual agreements with its three largest wholesalers (sales to which collectively represented 93% of 2006 shipments to all of the Company’s customers), Auxilium provides a fee for service based on shipment activity, net of actual product returns. The fee rates are set forth in the individual contracts. The Company tracks shipments to each wholesaler every period and accrues a liability relating to the unpaid portion of these fees by applying the contractual rates to such shipments. Based on the contractual terms, substantially all of the Company’s liability under these agreements is fixed and any deviation based on the change in estimate would be immaterial.

c)

Auxilium’s return policy permits product returns from wholesalers during a period from six months prior to the product’s expiration date until 12 months subsequent to the expiration date. However, once dispensed by a pharmacy, product may not be returned. In order to estimate product returns, the Company monitors the remaining shelf life of the product when shipped to customers, actual product returns by individual production batches, National Prescription Audit (NPA) data

(representing retail prescription information) obtained from IMS Health Inc. (IMS), and estimated inventory levels in the distribution channel. By analyzing these factors, the Company developed an estimated return rate for product sales that remain subject to return and recorded a return reserve based on this estimated return rate upon the change to the wholesaler method of revenue recognition in the first quarter of 2006. Under the change to the wholesaler method of revenue recognition, the Company began recognizing revenue at the point of title transfer of product to its wholesale customers (also requiring the Company to estimate and accrue for potential future returns), in contrast to its earlier practice of recognizing revenue only when the product was prescribed to patients. The product return reserve at December 31, 2006 is equivalent to 1% of all product sold that are returnable under the Company’s return policy, but could reasonably fall within a range of .5% above or below that level. If the product return reserve at December 31, 2006 increased to 1.5% of all product sold that remained returnable under the return policy, the Company’s net revenues would have decreased by approximately $0.6 million.

d)	Managed care contract rebates and government health plan charge backs are rebates and payments provided by the Company under agreements with private and government heath plans. Auxilium accrues its contractual rebates per unit of product for each individual plan using the most recent historically invoiced plan prescription volumes, adjusted for each individual plan’s prescription growth or contraction, based on data acquired from IMS. The accrual is continually validated through the payment process within a three month cycle. Based on the Company’s historical experience and the ability to validate a substantial part of the reserve prior to completion of financial statement preparation for the relevant period, the range of reasonably likely assumptions relating to managed care contract rebates is insignificant, and the effect of using other reasonably likely assumptions would not be material. Adjustments of the estimates for managed care contract rebates historically have been minimal.

e)	Product coupons offer patients the ability to receive free or discounted product through their prescribing physician, to whom the Company provides an inventory of coupons. The Company uses a third party administrator who invoices the Company on a monthly basis for the cost of coupons redeemed in the period. Prior to the completion of the financial statements, the Company generally receives invoices for which the reserve was established. At the end of a reporting period, the accrual for product coupons represents these unpaid invoice amounts and an estimate for unexpired coupons (if any) outstanding. We base our estimates on the historical coupon redemption rate. We maintain the accrual for unexpired coupons based on inventory in the distribution channel and the historical coupon usage and adjust the accrual whenever changes in coupon usage rate occur. Based on the Company’s historical experience and the ability to validate a majority of the accrual prior to completion of financial statement preparation for the relevant period, the range of reasonably likely assumptions relating to these coupons is insignificant, and the effect of using other reasonably likely assumptions would not be material. Adjustments of the estimates for product coupons historically have been minimal.

b.)	To the extent that the information you consider in estimating your accruals, such as levels of inventory in your distribution channels; product shelf life, recalls and discontinuances; and the effects of price changes and generic competition, is quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, provide additional information regarding the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.

Company Response

As noted above, in estimating product returns, the Company relies on NPA data (representing retail prescription information) obtained from IMS, actual product returns by individual production batches, and estimated inventory levels in the distribution channel. However, the Company does not have information regarding distribution channel inventory (inventory at wholesalers and retail pharmacies) segregated by expiration date. Therefore, the Company is unable to provide the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period. The Company has not experienced any recalls, discontinuances or generic competition.

As noted above, in connection with estimates relating to prompt pay discounts, managed care and government health plan contract rebates, wholesaler service agreements and product coupons there are either no other reasonable assumptions or minimal range of reasonable assumptions, and adjustments of the estimates for these items historically have been minimal. Therefore, the Company believes that calculation of reserves for these items does not involve a high degree of complexity, subjectivity or uncertainty, and that further disclosure regarding these items would not be material.

c.)	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers’ inventory levels in the ordinary course of business. Please also discuss your revenue recognition policy for such shipments.

Company Response

Within the contractual agreements that the Company has entered into with its three largest wholesalers (representing 93% of 2006 shipments to all of the Company’s customers), inventory management clauses exist that stipulate targeted levels of required distributor inventory. Otherwise, distributors independently manage their inventories with no intervention by Auxilium. Aside from the service fees required under these agreements, Auxilium does not offer incentives for wholesalers to take shipment of product.

d.)	Provide a roll-forward of each accrual that reduces gross revenue for the periods presented, showing the following:

•	beginning balance;

•	current estimate related to sales made in current period;

•	current estimate related to sales made in prior period;

•	actual returns or credits in current period related to sales made in current period;

•	actual returns or credits in current period related to sales made in prior period; and

•	ending balance.

Company Response

As set forth below, the Company is providing roll-forward information on an aggregated basis, which includes changes in the reserves and accrued liabilities addressed in comment 1. a.) above. The Company believes that this information, together with an analysis of the allowances as a percentage of gross revenue and an explanation of the changes between reporting periods, as provided in response to Comment 1.e.) below, would provide relevant material information to investors. In this regard, the Company notes that its historical adjustments to revenue allowance estimates have been immaterial individually as well as in the aggregate, and, therefore, disaggregating the roll-forward information to provide individual revenue allowance roll-forward detail would not provide investors with material information. Moreover, disclosure of the activity relating to each individual revenue allowance would place the Company at a competitive disadvantage since its revenues relate to only one product, Testim. The Company’s single competitor (which is not a U.S.-based entity and not subject to SEC reporting requirements) would be provided insight into the Company’s contracting strategy and its investment levels with regard to rebates and coupon programs, as well as its wholesaler relationships and associated contractual arrangements.

The following table provides a roll-forward of the five revenue allowances (prompt payment discounts, wholesaler service agreements, product returns, managed care contract rebates and government health plan charge-backs, and product coupons) in the aggregate, for the years ended December 31, 2006, 2005 and 2004.

			Year ended December 31,
			2006	2005	2004
			(in $ thousands)
Beginning Balance			$2,345	$1,089	$309
Current Estimate Related to Sales in Current Period			14,382	8,282	2,998
Current Estimate Related to Sales in Prior Periods			36	(129)	252
Current Estimate Related to Change in Revenue Recognition Method (Establish Initial Reserves for Returns)	(a	)	1,019	—	—
Actual Returns / Credits in Current Period Related to Sales in Current Period			(9,760)	(6,039)	(1,916)
Actual Returns / Credits in Current Period Related to Sales in Prior Period			(2,140)	(858)	(554)

Ending Balance			$5,882	$2,345	$1,089

(a)	As described in note 2(e) to the Company’s financial statements for the year ended December 31, 2006, as a result of the Company’s change in revenue recognition policy, net revenues for the year ended December 31, 2006 include a one-time benefit of $1,198,000 (representing revenue previously deferred, net of estimated returns and allowances of $1,019,000). The $1,019,000 estimate is reflected in the roll-forward for 2006.

e.)	Finally, please include information regarding the amount of and reason for fluctuations with respect to the amounts that reduce your gross revenue. Please address the effect that any changes in your estimates had on your revenues and operations.

Company Response

The Company records sales of Testim net of allowances for prompt payment discounts, fees to wholesalers based on shipment activity under the terms of wholesaler service agreements, managed care contract rebates and government health plan charge backs, product coupons and, commencing in the first quarter of 2006 with the change to the wholesaler method of revenue recognition, product returns. Total product sales allowances have amounted to 17.4%, 16.0% and 10.7% of total gross revenue for the years ended December 31, 2006, 2005 and 2004, respectively. The year-over-year growth of this percentage results primarily from the Company’s entry into additional pricing contracts with managed care providers, additional distributor service agreements and new product coupon programs designed to increase revenue growth. As discussed in Note (2) to the Company’s consolidated financial statements, in the first quarter of 2006 the Company began recognizing revenue upon shipment to customers. In connection with this change in revenue recognition policy, the Company established a reserve totaling $1,019,000 for estimated product returns and allowances. There were no other changes in estimates that had a material effect on product allowances as a percentage of total gross revenue.

Inventory Valuation, page 68

2.	Your discussion of “inventory valuation” as a critical accounting policy/estimate does not explain how that estimate has affected your results of operations for the financial statements presented. Giving consideration to Commission Release 33-8350, please provide us with additional information, in a disclosure-type format, that addresses your analysis of the uncertainties involved in applying the related accounting principles to your inventory valuation estimate and that explains why that estimate or the underlying assumptions bears the risk of change. Explain how this estimate has affected your results of operations and provide to us disclosure that quantifies how accurate your inventory valuation estimate and related underlying assumptions have been in the past. Please also disclose the value/useful life of the Testim “safety stock” you have compiled as of the most recent balance sheet date presented.

Company Response

The Company relies on a single source supplier for one of the key ingredients in Testim. As a result, the Company previously procured a substantial supply of this ingredient and may decide to procure additional safety stocks in the future. By “safety stocks,” the Company is referring to quantities held in its inventory in excess of its short term production cycle needs (i.e., 1 -2 months) due to the single supplier’s lead times that exceed that cycle. Since the supplier has not established a shelf-life for this ingredient, the Company performs stability testing on the ingredient to determine its maximum shelf life, which the Company estimates to approximate four years. As of December 31, 2006, inventory of this ingredient amounted to approximately $0.7 million. During the three years ended December 31, 2006, provisions for excess or damaged inventory have not been significant. The Company estimates that the demand for Testim will be such that all raw materials and finished goods on hand at December 31, 2006 will be used in future production and sold to customers.

Based on the foregoing considerations and recent inventory levels, the Company believes that its inventory valuation estimate is unlikely to have a material effect on the Company’s results of operations. Therefore, the Company plans to remove the discussion of inventory valuation in the Critical Accounting Policies and Significant Judgments and Estimates section the MD&A.

* * * *

The Company hereby acknowledges the following:

-	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

-	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please direct them to Robert Manturuk at 484-321-5912.

Sincerely,

/s/ James E. Fickenscher
James E Fickenscher
Chief Financial Officer